Exhibit 99.2

Execution Version

BINDING TERM SHEET

Dated March 12, 2019

The following term sheet outlines the key commercial terms forming the basis of a binding agreement (the “Transaction”) between FirstService Corporation (the “Company”) Henset Capital Inc. (“Henset”), Jayset Management FSV Inc. (“Jayset”) and Jayset Capital Corp. (“Jayset Capital”) pursuant to which the Restated Management Services Agreement dated June 1, 2015, as amended (the “MSA”), between FSV Holdco ULC (now the Company), Jayset and Jay S. Hennick (“Hennick” and, together with Jayset, the “Hennick Group”), including Article 4 thereunder, will be terminated for nil consideration and the dual class voting structure of the Company will be eliminated, subject to terms hereof.

•	On closing, Henset Capital Inc. (“Henset”), the holder of all of the outstanding Multiple Voting Shares, will convert all of the outstanding 1,325,694 Multiple Voting Shares into Subordinate Voting Shares on a one-for-one basis without any payment therefor pursuant to the terms of the Multiple Voting Shares contained in the Articles of the Company.

•	On closing, the Company will acquire all of the outstanding shares of Jayset (or a newly incorporated Ontario corporation whose only asset is the shares of Jayset (“Holdco”)) from the shareholder(s) thereof (“Vendor”) for:

•	US$62.9 million in cash; and

•	2,918,860 Subordinate Voting Shares (the “Share Consideration”).

The parties will file an election under Section 85 of the Income Tax Act such that the Share Consideration would be received by the Vendor on a tax-deferred basis.

•	In addition, on closing the MSA, including Article 4 thereunder, will be terminated for nil consideration.

•	In connection with the acquisition of Jayset or Holdco, the parties to the MSA will execute a mutual release of all claims under the MSA, including a waiver by the Hennick Group of payment of any amounts under the MSA, including any amounts that would otherwise be payable to the Hennick Group pursuant to Article 5 of the MSA on termination thereof. For avoidance of doubt: (i) the Company would pay the Base Fee (as defined in the MSA) and the Two Percent Fee (as defined in the MSA) thereon to and including the date of acquisition of Jayset and termination of the MSA, at which date such payments shall forever cease; and (ii) no Incentive Fee would be paid, in whole or in part, by the Company under the MSA in respect of any fiscal year of the Company after the year ended December 31, 2018 (or any part thereof).

•	Following closing, Hennick will serve as non-executive Chair of the Board of Directors. The Chair’s compensation will be established in a manner consistent with the Company’s director compensation policy approved by the Company’s board of directors and in effect from time to time (such compensation being commensurate with that of a non-executive chair of a public company of similar size and complexity to the Company).

•	The parties will negotiate in good faith to conclude and execute a definitive agreement to govern the Transaction (the “Definitive Agreement”), incorporating the above provisions and otherwise containing terms and conditions customary for transactions of this nature, including representations, warranties, covenants and conditions as appropriate taking into account the structure of the transaction.

•	The Transaction has been approved by the Board of Directors of the Company, and will be subject to, among other things: (i) confirmation of the tax advice in form satisfactory to the Compensation Committee from PwC, the tax advisor to the Company, that the pre-closing reorganization will not have a negative impact upon the Company which has not otherwise been accounted for in the purchase price or indemnities given by the Hennick Group to the Company’s satisfaction; (ii) approval of the TSX; (iii) approval of disinterested shareholders of the Company at a meeting called to, among other things, approve the Transaction; and (iv) receipt of the written consent of the “Majority Lenders” (being those lenders holding at least 51% of the total commitments under the Company’s credit agreement) and the “Required Holders” (being those holders holding at least 51% of the principal amount of the notes outstanding under the Company’s amended and restated note and guarantee agreement). The parties will use their commercially reasonable efforts to diligently take, or cause to be taken, all actions that are necessary, proper or advisable to satisfy or be able to satisfy these conditions of closing and to otherwise consummate and make effective the Transaction as promptly as practicable.

•	Before the closing of the Transaction, the Hennick Group will have the right to complete a pre-closing reorganization, subject to the Company’s consent, acting reasonably, and provided that such reorganization will not (i) materially impede, delay or prevent consummation of the Transaction, or (ii) materially prejudice or have material adverse consequences for the Company (taking into account any adjustment to the purchase price to satisfy any tax liabilities created as a result of any pre-closing reorganization). The Hennick Group will provide an indemnity for any liabilities that are created as a result of the pre-closing reorganization that are not otherwise reflected as an adjustment to the purchase price to the satisfaction of the Company.

•	The Transaction will close following satisfaction of the closing conditions, anticipated to be shortly following receipt of the approval of the disinterested shareholders.

Once executed, this term sheet shall constitute a binding agreement of the parties. The parties shall negotiate in good faith to conclude and execute the Definitive Agreement contemplated by this term sheet no later than April 2, 2019, with each party using all reasonable efforts to complete before that date. If the parties fail to agree and execute a Definitive Agreement prior to April 2, 2019, this term sheet shall terminate and be of no further force or effect. This term sheet and the Definitive Agreement shall be subject to laws of Ontario.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this binding term sheet on the 12th day of March, 2019.

FIRSTSERVICE CORPORATION

Per:	“ Michael Stein”
	Name:	Michael Stein
	Title:	Director/Chair of the Compensation Committee

HENSET CAPITAL INC.

Per:	“Jay S. Hennick”
	Name:	Jay S. Hennick
	Title:	President and CEO

JAYSET CAPITAL CORP.

Per:	“Jay S. Hennick”
	Name:	Jay S. Hennick
	Title:	President and Secretary

JAYSET MANAGEMENT FSV INC.

Per:	“Jay S. Hennick”
	Name:	Jay S. Hennick
	Title:	President and CEO

“Jonathan Ng”	“Jay S. Hennick”
Witness: Jonathan Ng	Name:	Jay S. Hennick